SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

Ecosphere Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27922X105

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27922X105                                             13G                                             Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dennis and Jacqueline McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,814,500 (1)(2)(3)
	6	SHARED VOTING POWER 623,378 (3)(4)
	7	SOLE DISPOSITIVE POWER 27,814,500 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER 623,378 (3)(4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,437,878
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.8% (5)
12	TYPE OF REPORTING PERSON IN – Individual

(1)	Represents (i) 27,289,500 stock options held individually by Mr. McGuire and (ii) 525,000 stock options held individually by Mrs. McGuire.
(2)	The options reported have vested or will vest within 60 days of December 31, 2013.
(3)	Ownership has been adjusted for a 5% stock dividend issued by the issuer in 2013.
(4)	Represents shares of common stock jointly owned by Mr. and Mrs. McGuire.
(5)	Based on 164,138,402 shares outstanding as of December 31, 2013.

CUSIP No. 27922X105                                             13G                                             Page 3 of 4 Pages

ITEM 1.

(a)

Name of Issuer: Ecosphere Technologies, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 3515 S.E. Lionel Terrace, Stuart, FL 34997

ITEM 2.

(a)

Name of Person Filing: Dennis McGuire and Jacqueline McGuire

(b)

Address of Principal Business Office or, if none, Residence 3515 S.E. Lionel Terrace, Stuart, FL 34997.

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 27922X105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.

OWNERSHIP.

See Item 5 through 9 and 11 of cover page. The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2013.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.

CERTIFICATION

Not Applicable.

CUSIP No. 27922X105                                             13G                                             Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014	By:	/s/ Dennis McGuire
Dennis McGuire

February 14, 2014	By:	/s/ Jacqueline McGuire
Jacqueline McGuire